Exhibit 99.1

Date: April 14, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CARDIOME PHARMA CORP.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 17, 2016
Record Date for Voting (if applicable) :	May 17, 2016
Beneficial Ownership Determination Date :	May 17, 2016
Meeting Date :	June 21, 2016
Meeting Location (if available) :	1441 Creekside Drive, 6th Floor Vancouver BC V6J 4S7
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	14159U301	CA14159U3010

Sincerely,

Computershare
Agent for CARDIOME PHARMA CORP.